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Washington, D.C. 20549

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MAR 01 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III *

SEC FILE NUMBER
8-65337

PUBLIC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Maxim Group LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Park Avenue, 16th Floor
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy G. Murphy (Name) | (212) 895-3863 (Area Code – Telephone Number) | TGMURPHY@MAXIMGRP.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Gettry Marcus CPA, P.C.
(Name – if individual, state last, first, and middle name)

88 Froehlich Farm Blvd., 3rd Floor (Address) | Woodbury (City) | NY (State) | 11797 (Zip Code)

12/17/2009 (Date of Registration with PCAOB)(if applicable) | 4034 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy G. Murphy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Maxim Group LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EDWARD L. ROSE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02RO5001838
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES SEP 14, 2026

Signature: ____________________

Title: Chief Financial Officer

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MAXIM GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Maxim Group LLC
New York, NY

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Maxim Group LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Maxim Group LLC's management. Our responsibility is to express an opinion on Maxim Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Maxim Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Gettry Marcus CPA, P.C.

Gettry Marcus CPA, P.C.

We have served as Maxim Group LLC's auditor since 2002.

Woodbury, NY
February 24, 2023

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash and cash equivalents		$ 35.649.216
Deposit with clearing brokers		505.000
Receivables from broker-dealers and clearing organizations		10.233.657
Securities owned, at fair value		3.680.477
Employee forgivable loans		147.552
Prepaid expenses		945.219
Goodwill		2.946.806
Right-of-use assets - operating leases		11.791.259
Security deposits and other assets		574.273
Property and equipment	$ 669,650	
	669.650	
Less accumulated depreciation	(278.252)	
Total property and equipment		391.398
Total assets		$ 66.864.857

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at fair value	$ 3.625.816
Accounts payable, accrued expenses, and other liabilities	22.281.742
Lease liabilities - operating leases	11.929.390
	37.836.948
Members' equity	29.027.909
Total liabilities and members' equity	$ 66.864.857

The accompanying notes are an integral part of this financial statement.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions on a fully disclosed basis through a clearing broker.

The Company is a New York Limited Liability Company owned 92% by Maxim Partners LLC and 8% by MJR Holdings, Inc. The Company has twenty-four non-equity members. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

RECEIVABLES

Receivables from clearing organizations are recorded based on trade-date, while other receivables are recorded when earned and when the amount is reasonably determinable. All receivables are stated at the amount management expects to collect on current outstanding balances. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and, accordingly, no allowance for doubtful accounts has been provided.

SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value as more fully disclosed in Note 5.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated using the straight line method over their estimated useful lives which are 5-7 years for furniture and equipment and the shorter of the lease term or the estimated useful life for leasehold improvements. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

GOODWILL

The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2017-04, *Accounting for Intangibles – Goodwill (Topic 350)*. Pursuant to the provisions of this ASU, management performs a qualitative assessment of goodwill impairment to assess the need to perform the traditional quantitative impairment test as previously required by generally accepted accounting principles.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

GOODWILL – (Continued)

Management first considers qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying value. If, based on facts and circumstances, management determines that it is more likely than not that the fair value of the reporting unit is less than its fair value, then management performs a quantitative impairment assessment. The quantitative assessment requires management to compare the fair value of the reporting unit to which goodwill relates to that unit's carrying value. If the fair value exceeds its carrying value, then no impairment is recorded. If the fair value is below the carrying value, then an impairment loss is recorded for the excess of the carrying value over the implied fair value of goodwill. However, if management determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, then goodwill is not deemed impaired and management is not required to perform the quantitative impairment test.

Management has evaluated all significant facts and circumstances existing as of the date of the financial statements and has determined that it is not more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying amount, and, accordingly, no impairment has been recorded.

INCOME TAXES

The Company was formed under the laws of New York as a Limited Liability Company. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax on its net income allocable to New York City, and other miscellaneous taxes to various states.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INCOME TAXES – (Continued)

The Company is subject to routine audits by taxing jurisdictions. The Company's Federal Form 1065 – U.S. Return of Partnership Income is currently under audit by the Internal Revenue Service for the year ended December 31, 2020. Management believes there will be no additional tax exposure for the Company for any potential adjustments arising as a result of the audit. Management believes that the Company's Federal, New York State, New York City, Massachusetts, Florida, Minnesota, Illinois, North Carolina, and Pennsylvania income tax returns prior to 2019, and the Company's California and New Jersey income tax returns prior to 2018, are no longer subject to examination, based on the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist, which could expand the open period. The Company began filing tax returns in Connecticut, Rhode Island and Delaware for the 2020 tax year and in Maryland for the 2021 tax year and those returns are subject to examination as of December 31, 2022.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 24, 2023, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. (See Note 12)

NOTE 3: EMPLOYEE FORGIVEABLE LOANS

Throughout the year, the Company made advances to certain registered representatives. Pursuant to their employment agreements, the Company forgives a portion of these advances as these individuals earn commissions, each month over the duration of employment, and records the amounts forgiven as compensation. If the registered representatives prematurely terminate their employment with the Company, the remaining unforgiven balance becomes immediately payable to the Company. These agreements are in writing and are signed by the individuals and the Company prior to the advance being made. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest. At December 31, 2022, employee forgivable loans amounted to $147,552.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 4: RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2022, consist of the following:

Receivable from clearing organizations	$ 7,962,794
Fees and commissions receivable	2,270,863
Total	$ 10,233,657

NOTE 5: FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 5: FAIR VALUE - (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure
Management is responsible for the Company's fair value valuation policies, processes, and procedures. The Company relies on the valuation control processes of its clearing broker to validate the fair value of the company's financial instruments measured at fair value, including any that may be derived from pricing models. It is management's belief that the valuation methods used by the clearing broker are appropriate and consistent with other market participants, however, the use of different methodologies or assumptions to determine the fair value of certain financial instructions could result in a different fair value measurement at the reporting date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specified measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

All of the Company's securities are valued at the closing price reported in the active market in which the individual securities are traded.

Fair Value Measurements
The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022.

ASSETS	Level 1	Level 2	Level 3	Total
Securities owned:				
Corporate bonds, debentures, and notes	$3,263,583	$ -	$ -	$3,263,583
Corporate stocks	416,894	-	-	416,894
Totals	$3,680,477	$ -	$ -	$3,680,477

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 5: FAIR VALUE - (Continued)

LIABILITIES

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased:				
Corporate bonds, debentures, and notes	$2,819,770	$ -	$ -	$2,819,770
Corporate stocks	806,046	-	-	806,046
Totals	$3,625,816	$ -	$ -	$3,625,816

NOTE 6: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital equal to the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2022 the Company's net capital of $21,434,315, calculated pursuant to Rule 15c3-1, was in excess of its minimum required net capital by $20,434,315. In addition, the Company's tentative net capital before haircuts on securities at December 31, 2022 was $21,940,593.

NOTE 7: LEASES

The Company has adopted the provisions of ASC 842, *Leases* during 2019 and has applied the lease guidance to the leases noted below using a discount rate of 5%. The Company uses its incremental borrowing rate because the rate implicit in the leases cannot be readily determined. The Company's leases are classified as operating leases. In determining the right of use asset and related lease liability, the Company has not included any renewal options. Additionally, there are no residual value guarantees that the Company is subject to, and the leases do not provide any restrictions or covenants.

In applying the provisions of ASC 842, the Company has elected to exclude any leases with an original term of 12 months or less, or which had less than 12 months remaining on the lease term at the beginning of the year.

RED BANK, NEW JERSEY OFFICE
The Company leases an office in Red Bank, New Jersey from Wikoff Associates pursuant to an agreement, which terminates on June 30, 2024.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 7: LEASES – (Continued)

WEST PALM BEACH, FLORIDA OFFICE

The Company leases an office in West Palm Beach, Florida from 105 South Narcissus Property LLC pursuant to an agreement which terminates on September 30, 2024.

MIAMI BEACH, FLORIDA OFFICE

The Company leases an office in Miami Beach, Florida from GO 555 Washington Owner LLC pursuant to an agreement which terminates on November 30, 2024.

FORT LAUDERDALE, FLORIDA OFFICE

The Company leases an office in Fort Lauderdale, Florida from 1 East Broward Owner, LLC pursuant to an agreement which was due to terminate on October 31, 2026. The Company amended the lease effective May 1, 2022 for new office space within the same building. This new agreement terminates on July 31, 2028.

WOODBURY, NEW YORK OFFICE

The Company leases office space in Woodbury, New York from RXR 100 Crossways Park West Owner LLC pursuant to an agreement which terminates on November 30, 2027.

NEW YORK CITY, NEW YORK OFFICE

The Company subleases office space in New York City, New York from Entrust Global LLC pursuant to an agreement which terminates on February 28, 2024.

The Company signed a new lease agreement on November 10, 2022 for this office space with 300 Park Avenue, Inc. The new agreement is effective March 1, 2024 (upon the termination of the sublease agreement above) and terminates June 30, 2033.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 7: LEASES – (Continued)

EQUIPMENT LEASES

The Company leases equipment and software under various agreements which expire at various dates through December 2024.

The future minimum lease payments are as follows:

Years Ended December 31,	Amounts
2023	$ 2,479,028
2024	1,373,356
2025	1,319,724
2026	1,536,114
2027	1,532,216
Thereafter	6,794,742
	15,035,180
Less: effects of discounting	3,105,790
Lease liability recognized	$11,929,390

As of December 31, 2022, the right of use asset was $11,791,259 and the lease liability was $11,929,390.

NOTE 8: RELATED PARTY TRANSACTIONS

MJR HOLDINGS LLC

The Company pays management fees to MJR Holdings LLC, a related entity, for various services provided to the Company pursuant to a written agreement between the parties.

MJR HOLDINGS, INC.

The Company pays management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company pursuant to a written agreement between the parties.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 8: RELATED PARTY TRANSACTIONS – (Continued)

MAXIM FINANCIAL ADVISORS LLC

The Company has a fee payment agreement with Maxim Financial Advisors LLC, a related entity through common ownership. Maxim Financial Advisors LLC is obligated to pay the Company a fee equal to eighty percent of the fees generated by the investment advisory representatives of Maxim Financial Advisors LLC, who are also registered representatives of the Company.

NOTE 9: 401(K) RETIREMENT PLAN

The Company maintains a 401(k) retirement plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company and a discretionary profit sharing contribution.

NOTE 10: COMMITMENTS AND CONTINGENCIES – LEGAL MATTERS

Maxim Group LLC is involved in various claims, suits, investigations, and legal proceedings that arise from time to time in the ordinary course of its business. As required by FASB ASC 450, *Accounting for Contingencies*, Maxim accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company currently has legal matters for which risk of loss to the Company is both probable and reasonably estimable as of December 31, 2022. Accordingly, the Company has accrued $1,555,000 in contingent costs as of December 31, 2022, which is included in accounts payable, accrued expenses, and other liabilities on the statement of financial condition.

NOTE 11: RISKS AND UNCERTAINTIES

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company has not sustained losses on its cash positions held with its custodian broker and believes its risk is further mitigated by the fact that the broker is highly capitalized and is also a member of major security exchanges.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 11: RISKS AND UNCERTAINTIES – (Continued)

The Company maintains cash balances with high quality financial institutions and may periodically exceed federally insured limits. The Company has not experienced any losses related to these balances. All accounts are subject to federal insurance limits of $250,000 per depositor at each financial institution. Total cash on deposit exceeded federally insured limits by $35,255,451 at December 31, 2022.

The coronavirus pandemic ("COVID-19") has adversely impacted the United States and many other parts of the world. Significant restrictions were placed on many businesses, however the Company has not experienced any losses to date as a result. That being said, the extent of future impacts of COVID-19 will depend on the nature and emergence of additional variants and other pandemic-related developments, all of which are uncertain and cannot be predicted.

NOTE 12: SUBSEQUENT EVENTS

On February 16, 2023, the Company entered into a transaction agreement with Freedom Holding Corp. ("Freedom"), an international financial services firm. The agreement contemplates that Freedom would acquire all of the membership interests of the Company and Maxim Financial Advisors LLC. While the parties have entered into a definitive agreement, completion of the transaction is contingent upon several factors, including a number of closing conditions and requisite regulatory approval.